                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X     Form 40-F
              ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement of interim results for the six months ended June 30, 2003.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to focus its exploration efforts on the Tarim basin for natural gas and on the Erdos, Junggar and Songliao basins for oil;

     - the Registrant's anticipated capital expenditures and investments for each of its segments for the year ending December 31, 2003 and non segment-specific capital expenditures and investments for the same period;

     - the expected timetable for commencement or completion of construction of Registrant's various natural gas pipeline projects;

     -    the Registrant's plan for segment operations, including:

          - continuing to enhance exploration and exploitation work to ensure the continuous increase in oil and gas output;

          - continuing to improve the allocation of resources and the marketing network;

          - continuing to increase the profitability of the refining business; and

          - continuing to carefully organize the construction of key natural gas pipeline projects to ensure that they commence operation strictly in accordance with schedule;

     - the Registrant's plan to achieve active and stable growth for overseas oil exploration and production business;

     - the Registrant's ability to obtain sufficient foreign exchange for the performance of its foreign exchange denominated obligations;

     - the Registrant's plan to continue to raise the qualifications of its staff;

     - the potential material liabilities arising from bank and other guarantees, the potential environmental liabilities under the existing environmental legislation, and the potential liabilities arising from certain lawsuits, as well as the anticipated impact of such liabilities on the Registrant's results of operations and financial position;

     - the anticipated impact of the following matters on the results of operations or the financial position of the Registrant:

          - the relevant land use right certificates or individual building ownership certificates have not been obtained for certain parcels of land and relevant governmental procedures have not been completed; and

          - the Registrant only carries limited insurance coverage for vehicles and certain assets with significant operating risks;

     - the Registrant's anticipated cost reduction measures for the next several years and the anticipated impact of such measures on the results of operations or the financial position of the Registrant;

     - the Registrant's plans to adopt various measures to increase its competitiveness and create higher value for shareholders, with a view to maintaining the operating results for 2003 at a satisfactory level, and the Registrant's anticipation to achieve such targets; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                           PETROCHINA COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

     ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003


FINANCIAL AND BUSINESS SUMMARY

Output of crude oil for the first half of 2003: 386.4 million barrels, representing an increase of 0.58% from the first half of 2002

Output of marketable natural gas for the first half of 2003: 349.5 billion cubic feet, representing an increase of 13.51% from the first half of 2002

Total output of oil and gas for the first half of 2003: 444.7 million barrels of oil equivalent, representing an increase of 2.11% from the first half of 2002

Consolidated turnover for the first half of 2003: RMB147,960 million, representing an increase of 36.82% from the first half of 2002

Consolidated net profit for the first half of 2003: RMB38,619 million, representing an increase of 102.45% from the first half of 2002

Basic and diluted earnings per share for the first half of 2003: RMB0.22, representing an increase of RMB0.11 from the first half of 2002

THE BOARD OF DIRECTORS RECOMMENDS A DISTRIBUTION OF AN INTERIM DIVIDEND FOR 2003 OF RMB0.098841 PER SHARE

The board of directors ("Board of Directors") of PetroChina Company Limited (the "Company") is pleased to announce that the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003 are as follows:


RESULTS

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                   2003          2002
                                                              ------------- -------------
                                                                               (NOTE 1)
                                                       NOTES  (RMB MILLION) (RMB MILLION)
TURNOVER                                                 2        147,960       108,143
                                                                  -------       -------
OPERATING EXPENSES
Purchases, services and other                                     (40,465)      (30,918)
Employee compensation costs                                        (8,275)       (6,943)
Exploration expenses, including exploratory dry holes              (4,811)       (3,744)
Depreciation, depletion and amortisation                          (20,909)      (18,968)
Selling, general and administrative expenses                      (11,094)       (9,905)
Taxes other than income taxes                                      (7,872)       (7,111)
Other income, net                                                     461           417
                                                                  -------       -------
TOTAL OPERATING EXPENSES                                          (92,965)      (77,172)
                                                                  -------       -------
PROFIT FROM OPERATIONS                                             54,995        30,971
                                                                  -------       -------
FINANCE COSTS
Exchange gain                                                          26            43

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------
                                                                   2003          2002
                                                              ------------- -------------
                                                                               (NOTE 1)
                                                       NOTES  (RMB MILLION) (RMB MILLION)
Exchange loss                                                         (90)         (282)
Interest income                                                       241           252
Interest expense                                                   (1,364)       (2,060)
                                                                  -------       -------
TOTAL FINANCE COSTS                                                (1,187)       (2,047)
                                                                  -------       -------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                               308           105
                                                                  -------       -------
PROFIT BEFORE TAXATION                                   3         54,116        29,029
TAXATION                                                 4        (15,201)       (9,902)
                                                                  -------       -------
PROFIT BEFORE MINORITY INTERESTS                                   38,915        19,127
MINORITY INTERESTS                                                   (296)          (51)
                                                                  -------       -------
NET PROFIT                                                         38,619        19,076
                                                                  =======       =======
BASIC AND DILUTED EARNINGS PER SHARE (RMB)               5           0.22          0.11
                                                                  =======       =======


NOTES

1    ACCOUNTING POLICIES

     The consolidated interim condensed financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2002.

     The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2002. The consolidated interim condensed financial statements as of June 30, 2003 and for the six-month periods ended June 30, 2003 and June 30, 2002 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results of operations expected for the year ending December 31, 2003.

     Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2003 is principally 33% ( six months ended June 30, 2002: 33%).

     In accordance with the acquisition agreement between the Company and China National Petroleum Corporation ("CNPC") dated September 26, 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products marketing enterprises comprising primarily of service stations and related facilities for RMB3,200 million. The acquisition price was determined on the basis of independent valuation and appraisals of the assets and liabilities of these marketing enterprises under applicable rules and regulations promulgated in PRC. Of the RMB3,200 million purchase price, RMB430 million was paid in cash, RMB1,124 million was set off against receivables from CNPC, and the remaining balance of RMB1,646 million was included as payables to CNPC at June 30, 2003.

     The acquisition is a combination of entities under common control since the Company and the CNPC's refined products marketing enterprises are under the common control of CNPC. As a result, the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired are accounted for at historical cost to CNPC (net liabilities of RMB2,956 million and RMB2,516 million at the effective date and at January 1, 2002 respectively). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises have always been combined. The difference between RMB3,200 million paid and the net liabilities transferred from CNPC has been adjusted against equity.

     The summarised results of operations of the Group and such marketing enterprises as separate entities and on a consolidated basis for the six months ended June 30, 2002 are set out below:


                                              PETROCHINA      MARKETING ENTERPRISES     CONSOLIDATED
                                             -------------    ---------------------    -------------
                                             (RMB MILLION)        (RMB MILLION)        (RMB MILLION)
RESULTS OF OPERATIONS
Turnover                                           107,928                    1,171          108,143
Net profit/(loss)                                   19,579                     (503)          19,076
Basic and diluted earnings per share (RMB)            0.11                    (0.00)            0.11


2    TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 8.


3    PROFIT BEFORE TAXATION


                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                                -----------------------------
                                                                                    2003             2002
                                                                                -------------   -------------
                                                                                (RMB MILLION)   (RMB MILLION)
Profit before taxation is arrived at after crediting and charging of the following items:

Crediting:
Dividend income from available-for-sale investments                                       44               39
Reversal of write down in inventories                                                     12               72

Charging:
Amortisation on intangible and other assets                                              301              245
Cost of inventories (approximates cost of goods sold) recognised as expense           62,447           52,561
Depreciation on property, plant and equipment, including impairment provision
--  owned assets                                                                      20,592           18,704
--  assets under finance leases                                                           16               19
Impairment of receivables                                                              1,132               62
Impairment of investments                                                                  6               --
Interest expense (note (i))                                                            1,364            2,060
Loss on disposal of property, plant and equipment                                        123               38
Operating lease rentals on land and buildings and equipment                            1,448            1,393
Repair and maintenance                                                                 1,804            1,935
Research and development expenditure                                                     676              867
                                                                                      ======           ======

Note (i): INTEREST EXPENSE
Interest expense                                                                       1,872            2,358
Less: amounts capitalised                                                               (508)            (298)
                                                                                      ------           ------
                                                                                       1,364            2,060
                                                                                      ======           ======

4    TAXATION

                                        SIX MONTHS ENDED JUNE 30,
                                      -----------------------------
                                          2003             2002
                                      -------------   -------------
                                      (RMB MILLION)   (RMB MILLION)
Income tax                                   14,494           8,328
Deferred tax                                    661           1,555
Share of tax of associated companies             46              19
                                             ------           -----
                                             15,201           9,902
                                             ======           =====

     In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2002:33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                             SIX MONTHS ENDED JUNE 30,
                                           -----------------------------
                                               2003             2002
                                           -------------   -------------
                                           (RMB MILLION)   (RMB MILLION)
Profit before taxation                           54,116          29,029
                                                 ------          ------
Tax calculated at a tax rate of 33%              17,858           9,580
Prior year tax return adjustment                   (323)             --
Effect of preferential tax rate                  (2,156)             --
Income not subject to tax                          (204)           (107)
Expenses not deductible for tax purposes             26             429
                                                 ------          ------
Tax charge                                       15,201           9,902
                                                 ======          ======


5    BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2003 have been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for the period.

     Basic and diluted earnings per share for the six months ended June 30, 2002 have been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for the period.

     There are no dilutive potential ordinary shares.


6    CHANGES IN SHAREHOLDERS' EQUITY

                                                         SHARE         RETAINED
                                                        CAPITAL        EARNINGS   RESERVES     TOTAL
                                                        --------       --------   --------    --------
                                                          (RMB           (RMB       (RMB        (RMB
                                                        MILLION)       MILLION)   MILLION)    MILLION)
Balance at January 1, 2002 (Note 1)                      175,824        35,607     79,175     290,606
Net profit from January 1 to June 30, 2002                    --        19,076         --      19,076
Contribution from CNPC to refined products
 marketing enterprises (Note 1)                               --            --         10          10
Final dividend for 2001 (Note 7)                              --        (8,839)        --      (8,839)
                                                         -------       -------     ------     -------
Balance at June 30, 2002                                 175,824        45,844     79,185     300,853
                                                         =======       =======     ======     =======
Balance at January 1, 2003                               175,824        59,004     81,848     316,676
Net profit from January 1 to June 30, 2003                    --        38,619         --      38,619
Final dividend for 2002 (Note 7)                              --       (12,299)        --     (12,299)
                                                         -------       -------     ------     -------
Balance at June 30, 2003                                 175,824        85,324     81,848     342,996
                                                         =======       =======     ======     =======

7    DIVIDENDS

                                       SIX MONTHS ENDED JUNE 30,
                                     -----------------------------
                                         2003             2002
                                     -------------   -------------
                                     (RMB MILLION)   (RMB MILLION)
Final dividend for 2001 (Note (i))              --           8,839
Final dividend for 2002 (Note (ii))         12,299              --
                                            ------           -----
                                            12,299           8,839
                                            ======           =====

Notes:
(i) A final dividend in respect of 2001 of RMB0.050272 per share amounting to a total of RMB8,839 million was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2002.
(ii) A final dividend in respect of 2002 of RMB0.069951 per share amounting to a total of RMB12,299 million was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2003.
(iii) As authorised by shareholders in the Annual General Meeting on May 28, 2003, the Board of Directors, in a meeting held on August 27, 2003, resolved to distribute an interim dividend in respect of 2003 of RMB0.098841 per share amounting to a total of RMB17,379 million. These financial statements do not reflect this dividend payable, as it was not proposed until after the balance sheet date.


8    SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas and crude oil, and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate centre, research and development, and other business services to the operating business segments of the Group.

     Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, in April 2002, the Group acquired all the share capital of Devon

     Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia.

     The accounting policies of the operating segments are the same as those described in Note 1 "Accounting Policies".

     Operating segment information for the six months ended June 30, 2002 and 2003 is presented below:


     PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS (AMOUNTS IN RMB MILLIONS)

                                   EXPLORATION     REFINING     CHEMICALS      NATURAL
SIX MONTHS ENDED JUNE 30,                  AND          AND           AND      GAS AND
2002                                PRODUCTION    MARKETING     MARKETING     PIPELINE     OTHER       TOTAL
-------------------------          -----------    ---------     ---------     --------   -------    --------
Turnover (including
 intersegment)                          66,732       75,835        13,355        6,346        --     162,268
Less: Intersegment sales               (48,486)      (4,001)         (410)      (1,228)       --     (54,125)
                                       -------      -------        ------       ------   -------    --------
Turnover from external
 customers                              18,246       71,834        12,945        5,118        --     108,143
                                       =======      =======        ======       ======   =======    ========
Depreciation, depletion and
 amortisation                          (11,905)      (3,282)       (3,154)        (572)      (55)    (18,968)
Segment result                          31,680        8,119          (109)         875      (106)     40,459
Other costs                             (2,055)      (6,630)         (559)         (67)     (177)     (9,488)
                                       -------      -------        ------       ------   -------    --------
Profit/(Loss) from operations           29,625        1,489          (668)         808      (283)     30,971
                                       -------      -------        ------       ------   -------    --------
Finance costs                                                                                         (2,047)
Share of (loss)/profit of
 associated companies                      (38)          (7)           --           13       137         105
                                                                                                    --------
Profit before taxation                                                                                29,029
Taxation                                                                                              (9,902)
Minority interests                                                                                       (51)
                                                                                                    --------
Net profit                                                                                            19,076
                                                                                                    ========
Interest income (including
 intersegment)                             325           75           329            6     3,606       4,341
Less: Intersegment interest
 income                                                                                               (4,089)
                                                                                                    --------
Interest income from
 external entities                                                                                       252
                                                                                                    ========
Interest expense (including
 intersegment)                          (1,565)      (1,350)         (983)        (125)   (2,126)     (6,149)
Less: Intersegment interest
 expense                                                                                               4,089
                                                                                                    --------
Interest expense to external
 entities                                                                                             (2,060)
                                                                                                    ========
Segment assets                         279,047      113,872        64,021       24,946   405,536     887,422
Elimination of intersegment
 balances                                                                                           (420,249)
Investment in associated
 companies                               1,328        1,008           538          656       853       4,383
                                                                                                    --------
Total assets                                                                                         471,556
                                                                                                    ========
Segment capital expenditure
 -- for property, plant and
 equipment                              16,303        2,739           790        2,645       114      22,591
Segment liabilities                     95,469       77,369        46,622       14,704    98,635     332,799
Other liabilities                                                                                     21,927
Elimination of intersegment
balances                                                                                            (189,159)
                                                                                                    --------
Total liabilities                                                                                    165,567
                                                                                                    ========

                                   EXPLORATION     REFINING     CHEMICALS      NATURAL
SIX MONTHS ENDED JUNE 30,                  AND          AND           AND      GAS AND
2003                                PRODUCTION    MARKETING     MARKETING     PIPELINE     OTHER       TOTAL
-------------------------          -----------    ---------     ---------     --------   -------    --------
Turnover (including
 intersegment)                          91,485      106,213        18,928        7,777        --     224,403
Less: Intersegment sales               (65,714)      (8,064)       (1,064)      (1,601)       --     (76,443)
                                       -------      -------        ------       ------   -------    --------
Turnover from external
 customers                              25,771       98,149        17,864        6,176        --     147,960
                                       =======      =======        ======       ======   =======    ========
Depreciation, depletion and
 amortisation                          (12,534)      (4,345)       (3,210)        (769)      (51)    (20,909)
Segment result                          53,309        9,866         1,197        1,377      (121)     65,628
Other costs                             (3,039)      (6,799)         (549)         (56)     (190)    (10,633)
                                       -------      -------        ------       ------   -------    --------
Profit/(Loss) from operations           50,270        3,067           648        1,321      (311)     54,995
                                       -------      -------        ------       ------   -------    --------
Finance costs                                                                                         (1,187)
Share of (loss)/profit of
 associated companies                      (14)          10             3            1       308         308
                                                                                                    --------
Profit before taxation                                                                                54,116
Taxation                                                                                             (15,201)
Minority interests                                                                                      (296)
                                                                                                    --------
Net profit                                                                                            38,619
                                                                                                    ========
Interest income (including
 intersegment)                           1,116          217            56           55     2,271       3,715
Less: Intersegment interest
 income                                                                                               (3,474)
                                                                                                    --------
Interest income from
 external entities                                                                                       241
                                                                                                    ========
Interest expense (including
 intersegment)                          (1,368)        (907)         (440)        (181)   (1,942)     (4,838)
Less: Intersegment interest
 expense                                                                                               3,474
                                                                                                    --------
Interest expense to external
 entities                                                                                             (1,364)
                                                                                                    ========
Segment assets                         302,125      111,273        56,844       39,709   444,564     954,515
Elimination of intersegment
 balances                                                                                           (448,992)
Investment in associated
 companies                               1,190        1,660            90           61     1,234       4,235
                                                                                                    --------
Total assets                                                                                         509,758
                                                                                                    ========
Segment capital expenditure
 -- for property, plant and
 equipment                              17,336        3,558         1,123        4,492        39      26,548
Segment liabilities                    101,320       71,247        39,652       28,177   105,047     345,443
Other liabilities                                                                                     26,196
Elimination of intersegment
 balances                                                                                           (210,098)
                                                                                                    --------
Total liabilities                                                                                    161,541
                                                                                                    ========

     Notes:

(i)   Intersegment sales are conducted principally at market price.
(ii) Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net income.
(iii) Elimination of intersegment balances are elimination of intersegment current accounts and investments.


  SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS (AMOUNTS IN RMB MILLIONS)

                                          TURNOVER            TOTAL ASSETS    CAPITAL EXPENDITURE
                                     ------------------   ------------------  -------------------
SIX MONTHS ENDED JUNE 30,             2003       2002      2003       2002       2003      2002
-------------------------            -------    -------   -------    -------    ------    ------
PRC                                  147,434    107,963   506,667    469,189    26,362    20,841
Others (Exploration and Production)      526        180     3,091      2,367       186     1,750
                                     -------    -------   -------    -------    ------    ------
                                     147,960    108,143   509,758    471,556    26,548    22,591
                                     =======    =======   =======    =======    ======    ======


9    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which may differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                           SIX MONTHS ENDED JUNE 30,
                                                                         ----------------------------
                                                                             2003            2002
                                                                         -------------  -------------
                                                                         (RMB MILLION)  (RMB MILLION)
Net income under IFRS                                                           38,619        19,076
US GAAP adjustments:
Depreciation charges on property, plant and equipment revaluation gain           4,615         4,152
Depreciation charges on property, plant and equipment revaluation loss             (56)          (56)
Loss on disposal of property, plant and equipment                                    4            41
Income tax effect                                                               (1,506)       (1,365)
Minority interests                                                                 (30)          (30)
                                                                                ------        ------
Net income under US GAAP                                                        41,646        21,818
                                                                                ======        ======
Basic and diluted net income per share under US GAAP (RMB)                        0.24          0.12
                                                                                ======        ======

     Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                   JUNE 30,    DECEMBER 31,
                                                                                     2003         2002
                                                                                   --------   -------------
                                                                                    (RMB          (RMB
                                                                                   MILLION)      MILLION)

Shareholders' equity under IFRS                                                     342,996       316,676
US GAAP adjustments:
Reversal of property, plant and equipment revaluation gain                          (80,549)      (80,549)
Depreciation charges on property, plant and equipment revaluation gain               33,835        29,220
Reversal of property, plant and equipment revaluation loss                            1,122         1,122
Depreciation charges on property, plant and equipment revaluation loss                 (392)         (336)
Loss on disposal of property, plant and equipment                                       344           340
Deferred tax assets on revaluation                                                   15,061        16,567
Minority interests                                                                      394           424
Effect on the retained earnings from the one time remedial payments for staff
 housing borne by the state shareholder of the Company                               (2,553)       (2,553)
Effect on the other reserves of the shareholders' equity from the one time remedial payments for staff housing borne by the state shareholder of the
 Company                                                                              2,553         2,553
                                                                                    -------       -------
Shareholders' equity under US GAAP                                                  312,811       283,464
                                                                                    =======       =======

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (a)  REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

          The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the property, plant and equipment transferred resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment items. The depreciation charge on the revaluation surplus for the six months ended June 30, 2003 was RMB4,615 million (six months ended June 30, 2002 was RMB4,152 million).

          For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for purposes of determining taxable income.

     (b)  RELATED PARTY TRANSACTIONS

          The Group has disclosed in its consolidated interim financial statements and notes thereto to be published on the website of The Stock Exchange of Hong Kong Limited ("HKSE") (website: http://www.hkex.com.hk) the transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures in its consolidated interim financial statements and notes thereto. Although the majority of the Group's activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

     (c)  ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

          Under regulations issued by the Ministry of Finance of the PRC in 2000 and in January 2001, employees of the Group who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state-owner of the Company, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated income statement. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB2,553 million, has been reflected in determining the consolidated net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

     (d)  RECENT US ACCOUNTING PRONOUNCEMENTS

          In June 2002, Financial Accounting Standards Board of the United States ("FASB") issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This Standard requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 did not have a material effect on the consolidated financial statements of the Group.

          FASB issued Interpretation (FIN) 45, "Guarantor -- Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements and the initial recognition and initial measurement provision did not have a material effect on the consolidated financial statements of the Group.

          Issued in January 2003, FIN 46, "Consolidation of Variable Interest Entities", provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of the provisions of FIN 46 did not have a material effect on the consolidated financial statements of the Group.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Company's consolidated financial statements and notes thereto contained in the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and to be submitted to the HKSE and published on the website of the HKSE on or before September 9, 2003.

OVERVIEW

For the six months ended June 30, 2003, profit before taxation of the Group was RMB54,116 million, representing an increase of 86.42% compared with the corresponding period last year. Net profit was RMB38,619 million, representing an increase of 102.45% compared with the corresponding period last year. The increase in the Group's profitability was due primarily to increases in prices and the sales volume of principal products such as crude oil, gasoline and diesel. Profits were primarily derived from the sale of crude oil from the Group's exploration and production segment.

Basic and diluted earnings per share of the Company for the six months ended June 30, 2003 were RMB0.22.


SIX MONTHS ENDED JUNE 30, 2003 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2002


CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 36.82% from RMB108,143 million for the six months ended June 30, 2002 to RMB147,960 million for the six months ended June 30, 2003. This was due primarily to the increase in the selling prices and the sales volume of the Group's principal products such as crude oil, gasoline and diesel.

Operating Expenses Operating expenses increased 20.46% from RMB77,172 million for the six months ended June 30, 2002 to RMB92,965 million for the six months ended June 30, 2003. This was due primarily to the increased expenses in purchases, services and other expenses and the increased depreciation, depletion and amortisation.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 30.88% from RMB30,918 million for the six months ended June 30, 2002 to RMB40,465 million for the six months ended June 30, 2003. This mainly reflects the increased purchase expenses for refining operations resulting from higher crude oil prices and the increased chemicals purchase expenses resulting from the increased raw chemical material prices.

Employee Compensation Costs Employee compensation costs increased 19.18% from RMB6,943 million for the six months ended June 30, 2002 to RMB8,275 million for the six months ended June 30, 2003. The increase was due primarily to an increase in employees' wages and bonuses corresponding to better operating results of the Company in the first half of this year and an increase in employee compensation costs as a result of the development of retail business in marketing.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 10.23% from RMB18,968 million for the six months ended June 30, 2002 to RMB20,909 million for the six months ended June 30, 2003. This increase was due primarily to the higher impairment of assets and an increase in current depreciation, depletion and amortisation expenses resulting from an increase in the newly added plant and equipment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 12.00% from RMB9,905 million for the six months ended June 30, 2002 to RMB11,094 million for the six months ended June 30, 2003. This increase was due primarily to the higher impairment of receivables.

Taxes Other than Income Taxes Taxes other than income taxes increased 10.70% from RMB7,111 million for the six months ended June 30, 2002 to RMB7,872 million for the six months ended June 30, 2003. This increase was due primarily to an increase in the production of gasoline and diesel products resulting in higher consumption tax; an increase in income resulting in higher resources compensation fee; and an increase in circulation tax resulting in corresponding increases in the urban construction tax and the surcharges for education.

Profit From Operations Profit from operations increased 77.57% from RMB30,971 million for the six months ended June 30, 2002 to RMB54,995 million for the six months ended June 30, 2003.

Net Exchange Gain (Loss) Net exchange loss decreased from a net loss of RMB239 million for the six months ended June 30, 2002 to a net loss of RMB64 million for the six months ended June 30, 2003. This decrease was due primarily to a decrease in foreign exchange borrowing balances in the first half of 2003 compared with the same period last year, and the increase in foreign exchange rates, such as British Sterling, Japanese Yen and Euro, in the first half of 2003 has diminished compared with the increase in the first half of 2002, resulting in decreased foreign exchange losses in respect of foreign currency borrowings.

Net Interest Expense Net interest expense decreased 37.89% from RMB1,808 million for the six months ended June 30, 2002 to RMB1,123 million for the six months ended June 30, 2003. This decrease was due primarily to a decrease in the average balance of debts and decreases in the average borrowing interest rates in the first half of 2003.

Profit Before Taxation Profit before taxation increased 86.42% from RMB29,029 million for the six months ended June 30, 2002 to RMB54,116 million for the six months ended June 30, 2003.

Taxation Taxation increased 53.51% from RMB9,902 million for the six months ended June 30, 2002 to RMB15,201 million for the six months ended June 30, 2003 due primarily to an increase in profit before taxation.

Net Profit Net profit increased 102.45% from RMB19,076 million for the six months ended June 30, 2002 to RMB38,619 million for the six months ended June 30, 2003.


SEGMENT INFORMATION

THE GROUP IS ENGAGED IN A BROAD RANGE OF PETROLEUM AND RELATED ACTIVITIES THROUGH ITS FOUR MAJOR BUSINESS SEGMENTS: THE EXPLORATION AND PRODUCTION SEGMENT, THE REFINING AND MARKETING SEGMENT, THE CHEMICALS AND MARKETING SEGMENT, AND THE NATURAL GAS AND PIPELINE SEGMENT.


EXPLORATION AND PRODUCTION

THE EXPLORATION AND PRODUCTION SEGMENT IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND SALE OF CRUDE OIL AND NATURAL GAS.

Turnover Turnover increased 37.09% from RMB66,732 million for the six months ended June 30, 2002 to RMB91,485 million for the six months ended June 30, 2003. This increase was due primarily to a significant increase in the average realised selling price of our crude oil and the increased sales volume of natural gas. As the Company's oil prices are directly linked to the international oil prices, increases in the international oil prices have therefore caused an increase of 39.63% in the Company's average realised selling price of crude oil, from US$20.11 per barrel for the six months ended June 30, 2002 to US$28.08 per barrel for the six months ended June 30, 2003.

Intersegment sales increased 35.53% from RMB48,486 million for the six months ended June 30, 2002 to RMB65,714 million for the six months ended June 30, 2003. This increase was due primarily to an increase in the price of crude oil sold to the other business segments and the increased sales volume of natural gas.

Operating Expenses Operating expenses increased 11.07% from RMB37,107 million for the six months ended June 30, 2002 to RMB41,215 million for the six months ended June 30, 2003 due primarily to an increase in exploration expenses and impairment of receivables.

Profit From Operations Profit from operations increased 69.69% from RMB29,625 million for the six months ended June 30, 2002 to RMB50,270 million for the six months ended June 30, 2003.


Refining and Marketing

THE REFINING AND MARKETING SEGMENT IS ENGAGED IN THE REFINING, TRANSPORTATION, STORAGE AND MARKETING OF CRUDE OIL AND PETROLEUM PRODUCTS.

Turnover Turnover increased 40.06% from RMB75,835 million for the six months ended June 30, 2002 to RMB106,213 million for the six months ended June 30, 2003. This increase was due primarily to the increases in the prices and sales volume of refined products. Due to the fact that the prices in the domestic refined products market were directly linked to the prices in the international refined products market, the significant increase in the prices of refined products in the international market resulted in increases in the prices of gasoline, diesel and kerosene.

Sales revenue from gasoline increased 42.80% from RMB20,807 million for the six months ended June 30, 2002 to RMB29,713 million for the six months ended June 30, 2003. This increase was due primarily to a significant increase in the price of gasoline. The average realised selling price of gasoline increased 30.64%, from RMB2,298 per ton for the six months ended June 30, 2002 to RMB3,003 per ton for the six months ended June 30, 2003.

Sales revenue from diesel increased 42.93% from RMB34,149 million for the six months ended June 30, 2002 to RMB48,808 million for the six months ended June 30, 2003. This increase was due primarily to a significant increase in the price of diesel. The average realised selling price of diesel increased 27.84%, from RMB2,167 per ton for the six months ended June 30, 2002 to RMB2,771 per ton for the six months ended June 30, 2003.

Sales revenue from kerosene increased 13.59% from RMB1,810 million for the six months ended June 30, 2002 to RMB2,056 million for the six months ended June 30, 2003. This increase was due primarily to a significant increase in the price of kerosene. The average realised selling price of kerosene increased 31.69% from RMB1,871 per ton for the six months ended June 30, 2002 to RMB2,464 per ton for the six months ended June 30, 2003.

Intersegment sales revenue increased 101.55% from RMB4,001 million for the six months ended June 30, 2002 to RMB8,064 million for the six months ended June 30, 2003. This increase was due primarily to a significant increase in the sales volume and price of refined products.

Operating Expenses Operating expenses increased 38.74% from RMB74,346 million for the six months ended June 30, 2002 to RMB103,146 million for the six months ended June 30, 2003. This increase was due primarily to an increase in the costs of crude oil purchased as a result of an increase in the price of crude oil and an increase in employee compensation costs as a result of the development in marketing activities.

Profit From Operations Profit from operations increased 105.98% from RMB1,489 million for the six months ended June 30, 2002 to RMB3,067 million for the six months ended June 30, 2003.


CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALE OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS, AND OTHER CHEMICAL PRODUCTS.

Turnover Turnover increased 41.73% from RMB13,355 million for the six months ended June 30, 2002 to RMB18,928 million for the six months ended June 30, 2003. This increase was due primarily to increases in the sales volume and prices of chemical products.

Operating Expenses Operating expenses increased 30.36% from RMB14,023 million for the six months ended June 30, 2002 to RMB18,280 million for the six months ended June 30, 2003. This increase resulted primarily from increases in purchases, services and other expenses due to increases in the prices of raw materials.

Profit From Operations The chemical and marketing segment made a profit of RMB648 million for the six months ended June 30, 2003, compared to a loss of RMB668 million for the six months ended June 30, 2002.


NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF NATURAL GAS AND CRUDE OIL, AND THE SALE OF NATURAL GAS.

Turnover Turnover increased 22.55% from RMB6,346 million for the six months ended June 30, 2002 to RMB7,777 million for the six months ended June 30, 2003. This increase was due primarily to a 15.49% increase in the sales volume of the natural gas segment, from 242.7 billion cubic feet for the six months ended June 30, 2002 to 280.3 billion cubic feet for the six months ended June 30, 2003.

Operating Expenses Operating expenses increased 16.58% from RMB5,538 million for the six months ended June 30, 2002 to RMB6,456 million for the six months ended June 30, 2003. This increase was due primarily to an increase in the costs of natural gas purchased resulting from an increase in the sales volume of natural gas.

Profit From Operations Profit from operations increased 63.49% from RMB808 million for the six months ended June 30, 2002 to RMB1,321 million for the six months ended June 30, 2003.


LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2003, the Group's primary sources of funding were cash generated from operating activities and short-term and long-term borrowings. The Group's funds were primarily used for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

As at June 30, 2003, short-term borrowings comprised 5.97% of our capital employed as compared with 5.07% as at June 30, 2002. Our ability to obtain adequate financing to satisfy our capital expenditures and debt servicing requirements may be limited by our financial condition and the results of operations, and by the liquidity of international and domestic capital markets. In addition, prior to accessing international capital markets, we must obtain approvals from various PRC government authorities. In general, we must obtain PRC government approvals for any project involving significant capital investment of our refining and marketing segment, chemicals and marketing segment and the natural gas and pipeline segment.

We plan to fund the capital and related investments principally through the cash provided by operating activities, short-term and long-term borrowings. Net cash provided by operating activities for the six months ended June 30, 2003 was RMB66,828 million. As at June 30, 2003, we had cash and cash equivalents of RMB19,334 million. Cash and cash equivalents were primarily denominated in Renminbi (Renminbi accounting for approximately 95.04% and United States Dollar accounting for approximately 4.96%).

The table below sets forth our cash flows for each of the six months ended June 30, 2002 and 2003 and our cash and cash equivalents at the end of each period:

                                                             SIX MONTHS ENDED JUNE 30,
                                                      ----------------------------------------
                                                                 2003                 2002
                                                      -------------------------  -------------
                                                             (RMB MILLION)       (RMB MILLION)
Net cash generated from operating activities                    66,828               35,332
Net cash used for investing activities                         (36,976)             (20,689)
Net cash used for financing activities                         (20,495)             (12,553)
Cash and cash equivalents at the end of each period             19,334               13,217


CASH GENERATED FROM OPERATING ACTIVITIES

Our net cash generated from operating activities increased from RMB35,332 million for the six months ended June 30, 2002 to RMB66,828 million for the six months ended June 30, 2003. This increase was due primarily to increases in turnover and profit from operations.

As at December 31, 2002, we had a working capital deficit of RMB14,189 million. As at June 30, 2003, we had a working capital deficit of RMB2,428 million. This decrease in working capital deficit was due primarily to the increase in sales in the first half of this year, timely collection of payment of goods, increases in cash and cash equivalents.

CASH GENERATED FROM (OR USED FOR) FINANCING ACTIVITIES

Our net borrowings as at June 30, 2003 and December 31, 2002 were as follows:


                                                                  JUNE 30,      DECEMBER 31,
                                                                    2003           2002
                                                               -------------   -------------
                                                               (RMB MILLION)   (RMB MILLION)
Short-term borrowings (including current portion of long-term
 borrowings)                                                       25,129         20,633
Long-term borrowings                                               47,776         60,655
                                                                   ------         ------
Total borrowings                                                   72,905         81,288
                                                                   ======         ======

Less:
Cash and cash equivalents                                          19,334          9,977
Time deposits with maturities over three months                     2,627          2,612
Receivables under resale agreements                                19,854          9,786
                                                                   ------         ------
Net borrowings                                                     31,090         58,913
                                                                   ======         ======

The maturity profile of long-term borrowings of the Group is as follows:

                                                 PRINCIPAL AS AT JUNE 30, 2003
                                                 -----------------------------
                                                         (RMB MILLION)

To be repaid within one year                                 16,048
To be repaid within one to two years                         18,570
To be repaid within two to five years                        21,182
To be repaid after five years                                 8,024
                                                             ------
                                                             63,824
                                                             ======

Of the total borrowings of the Group as at June 30, 2003, approximately 23.73% were fixed-rate loans and 76.27% were floating-rate loans. Of the total borrowings as at June 30, 2003, approximately 80.01% were denominated in Renminbi, approximately 16.93% were denominated in United States Dollar, approximately 1.69% were denominated in British Sterling, approximately 0.81% were denominated in Japanese Yen and approximately 0.56% were denominated in Euro.

As at December 31, 2002 and June 30, 2003, the amount of short-term borrowings owed to the related parties were RMB570 million and RMB430 million, respectively. As at December 31, 2002 and June 30, 2003, the amount of long-term borrowings owed to the related parties were RMB24,132 million and RMB24,386 million, respectively.

As at June 30, 2003, our borrowings owed to related parties primarily included short-term and long-term borrowings owed to China Petroleum Finance Company Limited of RMB430 million and RMB24,386 million, respectively.

Our net cash used for financing activities for the six months ended June 30, 2003 increased 63.27% compared with the six months ended June 30, 2002. This increase was primarily due to the sufficiency in cash to repay some long-term borrowings and an increase in dividend payment.

As at June 30, 2003, the bank loans of the Group consisted of RMB36 million secured loans (RMB276 million as at December 31, 2002) secured by plant and equipment of the Group that worth RMB62 million (RMB426 million as at December 31, 2002). As at June 30, 2003, the debts incurred by the Group by way of financing lease amounted to RMB81 million (RMB122 million as at December 31, 2002). The net book value of the properties, plant and equipment under financing lease was RMB256 million (RMB399 million as at December 31, 2002).

The debt to capitalisation ratio (debt to capitalisation ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity)) as at June 30, 2003 was 17.53% (20.43% as at December 31, 2002).


CAPITAL EXPENDITURES

The table below sets forth our capital expenditures by business segment for each of the six months ended June 30, 2003 and the six months ended June 30, 2002. Capital expenditures increased 17.52% from RMB22,591 million for the six months ended June 30, 2002 to RMB26,548 million for the six months ended June 30, 2003. The increase was due primarily to the construction of the West-East gas pipeline project, increased expenditures relating to the oil and gas exploitation, refining and petrochemical projects.

                                       FOR THE SIX MONTHS ENDED JUNE 30,
                                 --------------------------------------------
                                        2003                     2002            2003 (ESTIMATED VALUE)
                                 --------------------    --------------------    ----------------------
                                 (RMB MILLION)     %     (RMB MILLION)    %      (RMB MILLION)      %
Exploration and production*         17,336       65.3        16,303      72.2        44,280        57.4
Refining and marketing               3,558       13.4         2,739      12.1         9,463        12.3
Chemicals and marketing              1,123        4.2           790       3.5         5,737         7.4
Natural gas and pipeline             4,492       16.9         2,645      11.7        17,000        22.1
Other                                   39        0.2           114       0.5           600         0.8
                                    ------      -----        ------     -----        ------       -----
Total                               26,548      100.0        22,591     100.0        77,080       100.0
                                    ======      =====        ======     =====        ======       =====

Note*: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures and investments for the exploration and production segment for the first half of 2003, the first half of 2002 and the estimated value for the entire year of 2003 would be RMB19,132 million, RMB18,025 million and RMB49,100 million, respectively.


EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures and investments relate to the exploration and production segment. Capital expenditures of the exploration and production segment for the six months ended June 30, 2003 totalled RMB17,336 million, including RMB2,594 million for exploration activities and RMB13,909 million for development activities. Capital expenditures for the six months ended June 30, 2002 totalled RMB16,303 million, including RMB3,213 million for exploration activities and RMB13,064 million for development activities. The increase in our capital expenditures from the six months ended June 30, 2002 to the six months ended June 30, 2003 was due primarily to an increase in expenditures relating to oil and gas exploitation wells.

We anticipate that capital expenditures and investments for our exploration and production segment for the year ending December 31, 2003 will amount to RMB49,100 million, of which capital expenditures will amount to RMB44,280 million. Approximately RMB7,609 million of the capital expenditures is expected to be used for oil and gas exploration activities and approximately RMB34,371 million for oil and gas development activities. We plan to focus our exploration efforts on the Tarim basin for natural gas and on the Erdos, Junggar and Songliao basins for oil.


REFINING AND MARKETING

Capital expenditures for the Group's refining and marketing segment for the six months ended June 30, 2003 were RMB3,558 million, of which RMB1,154 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB2,404 million was spent on the renovation of our refining facilities. Total capital expenditures for the six months ended June 30, 2002 were RMB2,739 million. The increase in capital expenditures from the six months ended June 30, 2002 to the six months ended June 30, 2003 was due primarily to the expansion and upgrading of refining facilities.

We anticipate that capital expenditures and investments for our refining and marketing segment for the year ending December 31, 2003 will amount to RMB9,463 million, which include approximately RMB4,663 million for investments in our refined product retail marketing network in order to add more service stations and storage facilities, and approximately RMB4,800 million for the construction and expansion of refining facilities.


CHEMICALS AND MARKETING

Capital expenditures for the Group's chemicals and marketing segment increased from RMB790 million for the six months ended June 30, 2002 to RMB1,123 million for the six months ended June 30, 2003. The increase in capital expenditures in the first half of this year was due primarily to increased efforts in structural adjustments involving increased investments in key engineering projects, in particular in the expansion of capacity and upgrading of olefine hydrocarbon projects.

We anticipate that capital expenditures and investments for our chemicals and marketing segment for the year ending December 31, 2003 will amount to RMB5,737 million, which include the capital expenditures and investments for the expansion of ethylene production capacity at Daqing petrochemical plant.


NATURAL GAS AND PIPELINE

Capital expenditures in the Group's natural gas and pipeline segment for the six months ended June 30, 2003 totalled RMB4,492 million. These capital expenditures included RMB4,417 million of the capital expenditures we spent on the construction of long distance pipelines of which RMB3,894 million was spent on the West-East gas pipeline project. The Group's capital expenditures for the six months ended June 30, 2002 totalled RMB2,645 million. The increase in capital expenditures from the six months ended June 30, 2002 to the six months ended June 30, 2003 was due primarily to the increased expenses for the West-East gas pipeline project.

We anticipate that capital expenditures and investments for our natural gas and pipeline segment for the year ending December 31, 2003 will amount to RMB17,000 million. Approximately RMB14,000 million is expected to be invested in the West-East gas pipeline project, RMB1,600 million is expected to be invested in the Zhong-Wu and the second Shaanxi-Beijing natural gas pipelines, approximately RMB900 million will be invested in the natural gas storage infrastructure projects and other natural gas pipeline and approximately RMB500 million will be used for investments in the transmission pipelines for crude oil and refined product.


OTHER

The Group's non segment-specific capital expenditures for the six months ended June 30, 2002 and the six months ended June 30, 2003 were RMB114 million and RMB39 million, respectively. The Group's non segment-specific capital expenditures related primarily to the non segment-specific equipment purchases and research and development activities.

We anticipate that the Group's non segment-specific capital expenditures and investments for the year ending December 31, 2003 will amount to RMB600 million, which will be primarily used for the construction work of various segments for their mutual benefits.


MATERIAL INVESTMENT

The Group has no material investment for the six months ended June 30, 2003.


MATERIAL ACQUISITION OR DISPOSAL

The Group has no material acquisition or disposal for the six months ended June 30, 2003.


FOREIGN EXCHANGE RATE RISK

We conduct our business primarily in Renminbi. However, a portion of our Renminbi revenue is converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials.

The Renminbi is not a freely convertible currency. Although the PRC government currently adopts a stable foreign exchange policy and maintains substantial foreign exchanges reserves, limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign exchange denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. We believe that the Company is or will be able to obtain sufficient foreign exchange for the performance of such obligations. To date, we do not hedge against currency risks through the use of financial contracts or other agreements.


EMPLOYEES

NUMBER OF EMPLOYEES

As at June 30, 2002 and June 30, 2003, we had 421,012 and 419,415 employees, respectively. The table below sets forth the number of our employees by business segment as at June 30, 2003:

                                     NUMBER OF EMPLOYEES   % OF TOTAL
                                     -------------------   ----------
Exploration and production                  233,831          55.75
Refining and marketing                      113,244          27.00
Chemicals and marketing                      59,264          14.13
Natural gas and pipeline                     10,327           2.46
Other*                                        2,749           0.66
                                            -------         ------
Total                                       419,415         100.00
                                            =======         ======

Note*: Including PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute and headquarters management.


EMPLOYEE COMPENSATION

The total employee compensation payable by the Company for the six months ended June 30, 2003 was RMB4,467 million, being the total monthly salaries of our employees during the report period. Compensation of our employees is determined according to industry practice and the actual conditions of the Company, and is based on the principles of attracting and retaining the high-calibre personnel, and motivating all staff for the realisation of the best results.

Our senior management compensation system links senior management members' financial interests (including those of our executive directors and our supervisors) with the Group's operating results and the market performance of our shares. We have entered into performance contracts with our senior management. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers:


                 FIXED SALARY (%)  STOCK APPRECIATION RIGHTS (%)   PERFORMANCE BONUS (%)
                 ----------------  -----------------------------   ---------------------
Chairman                30                     70                           0
President               25                     60                          15
Vice President          25                     60                          15
Department GM           25                     50                          25

Details of the directors' and supervisors' emoluments for the six months ended June 30, 2002 and the six months ended June 30, 2003 are as follows:

                                                  SIX MONTHS ENDED JUNE 30,
                                                 ---------------------------
                                                    2003              2002
                                                 ---------         ---------
                                                 (RMB'000)         (RMB'000)
Fee for directors and supervisors                    33                50
Salaries, allowances and other benefits             611               346
Contribution to retirement benefit scheme            18                13
                                                    ---               ---
                                                    662               409
                                                    ===               ===


The numbers of directors and supervisors whose fees fall within the following bands:

                              SIX MONTHS ENDED JUNE 30,
                              -------------------------
                               2003               2002
                              ------             ------
                              NUMBER             NUMBER
Nil-- RMB1,000,000              12                 12

Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.


WORKFORCE REDUCTION PLAN

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees committed originally by the Company.

The Company has no new plan to further reduce its workforce in large number in the next few years, but may lay off a small number of employees, having regard to the status of the shut-down of low efficiency or loss-making production installations.


TRAINING PROGRAMMES

In order to develop the Company into a first-class international oil company, the Company will endeavour to carry out its training programmes this year with a special emphasis on learning. It will focus on the training of core employees, actively promote the training of all of its employees and strive to build up an operating and management team, a technology renovation team, a skillful operators' team and a team capable of conducting international business, so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady and rapid development of the Company.


BASIC MEDICAL INSURANCE FOR EMPLOYEES

Since October 1, 2002, the Company has implemented the employees basic medical insurance measures (the "Measures") and other companies within the Group have also generally adopted such Measures.

According to the Measures, the employer will make contributions to the basic medical insurance premium at 6% to 10% of the total basic salaries of the employees. As the implementation of the Measures is subject to local policies, the implementation dates vary and there are certain differences between the specific regulations issued by various cities regarding the basic medical insurance.

As the difference between the amount to be paid by the Company in relation to basic medical insurance premium and that under the original payment terms for employees medical expenses is not substantial, there was little effect on the Company's financial position and no material effect on either the consolidated profit and loss statement or the consolidated balance sheet.


CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of June 30, 2003 is as follows:


BANK AND OTHER GUARANTEES

At June 30, 2003, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.


ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, that are in addition to amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.


LEASING OF ROADS, LAND AND BUILDINGS

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2003, CNPC has obtained formal land use right certificates in relation to 22,670 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.


GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes it could have a material impact on the operating results, but would not have a material adverse effect on the financial position of the Group.


COST REDUCTION MEASURES

The Company may further streamline production and operation facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group's financial position, but it could have a material adverse effect on the Group's results of operations.


BUSINESS OPERATING REVIEW AND PROSPECTS

BUSINESS OPERATING REVIEW

The Company has achieved satisfactory results in each of its segments for the six months ended June 30, 2003.

For the six months ended June 30, 2003, the Company's total output of oil and gas amounted to the equivalent of 444.7 million barrels (including 3.36 million barrels of equity oil production from abroad), including 386.4 million barrels of crude oil and 349.5 billion cubic feet of marketable natural gas, representing an average production of 2.1349 million barrels of crude oil and
1.931 billion cubic feet of marketable natural gas per day. It sold 359.8 million barrels of crude oil and 331.5 billion cubic feet of natural gas. Approximately 73% of the crude oil sold by the Company was purchased by its refineries. For the six months ended June 30, 2003, the Company's lifting cost increased to US$4.35 per barrel, representing an increase of 1.99% in comparison with the six months ended June 30, 2002.

For the six months ended June 30, 2003, the Company's refineries processed 297.1 million barrels of crude oil, or an average of 1.6414 million barrels per day. Approximately 88% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 25.48 million tons of gasoline, diesel and kerosene and sold approximately 28.35 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect of the integration of refining and marketing. As at June 30, 2003, there were 13,868 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. The Company's unit cash processing costs were RMB132 per ton, which were lower than the cash processing costs of RMB137 per ton for the first half of last year.

For the six months ended June 30, 2003, the Company produced 0.869 million tons of ethylene, 1.099 million tons of synthetic resin, 0.11 million tons of synthetic fibres, 0.112 million tons of synthetic rubber, and 1.928 million tons of urea. For the six months ended June 30, 2003, there has been significant improvement in the operating results of the chemicals and marketing segment through improved technology, the adjustment of product mix and the production of higher value-added output.

The natural gas and pipeline segment is the Company's core business segment for development. In the six months ended June 30, 2003, the Company produced 349.5 billion cubic feet of marketable natural gas, of which 280.3 billion cubic feet was sold through the natural gas and pipeline segment.

To create higher value for shareholders, the Company had continued to improve the return on and the growth prospects of its upstream business, and will actively expand its overseas oil exploration and exploitation business. In April 2003, the Company acquired 50% interests in Amerada Hess Indonesia Holdings Co., a subsidiary of an American company Amerada Hess, which holds 30% interests in the Jabung block, for US$82 million. In relation to this acquisition, we entered into take or pay agreements with a number of Singaporean customers to supply them with natural gas from Indonesia.


PROSPECTS FOR THE SECOND HALF OF 2003 AND BEYOND

The Company had achieved encouraging results in the first half of 2003 by calmly reacting to the sudden outbreak of SARS in the PRC and overcoming the adverse effects of the event through effective organisation. For the second half of 2003, the Company intends to continue to enhance exploration and exploitation work to ensure the continuous increase in oil and gas output; improve the allocation of resources and the marketing network; increase the profitability of the refining business; and carefully organise the construction of key pipeline projects to ensure that they commence operation strictly in accordance with schedule.

FOR THE EXPLORATION AND PRODUCTION SEGMENT, the Company will continue to give top priority to the exploration of resources in order to find new oil and gas resources and ensure the continuous increase in oil and gas output. The Company will continue to control and reduce oil and gas exploration costs, increase the exploration success rate and increase the overall benefits from exploration. The increase of reserves, output and efficiency will remain as the target of oil and gas production. Emphasis will be put on the tapping of resource potentials when effecting the comprehensive adjustments required for existing oilfields in the east, the water-cut level will be checked in order to increase the recovery rate. The production of oilfields in the west and new blocks in the east will be sped up, so as to realise the substitution of production capacity for the mature oilfields and ensure a steady increase in the output of oil and gas.

FOR THE REFINING AND CHEMICALS SEGMENT, the Company will continue to restructure its refining business and improve the allocation of resources. It will continue to promote technological advancement and quality improvement, as well as to speed up the construction of its refining bases and the implementation of key technological upgrading projects. There will be improved production, operation and management for the refining business. Timely adjustments will be made to the product mix and facilities will be put into and out of service in accordance with market demand, so that facilities with high efficiency will operate at full-load and both output and revenue can be increased.

FOR THE MARKETING SEGMENT, the Company will continue to improve its marketing networks and distribution systems with the aim of increasing its share in the end-user market and continuously increasing its market share. The Company will strive to increase sales, revenue and efficiency through the improvement of product distribution and modes of transportation, a strict control of costs and expenses and a reduction in marketing expenses.

FOR THE NATURAL GAS AND PIPELINE SEGMENT, the Company intends to ensure that projects are completed and commence operation strictly in accordance with schedule and that various tasks are completed with good quality, high efficiency and safety through careful organisation and the setting of reasonable progress for construction. The eastern section of the West-East gas pipeline project is expected to commence operation in the fourth quarter this year. The major welding works of the western section is expected to be completed by the end of this year. The full-scale construction of the Zhong-Wu pipeline is expected to commence. The review of the preliminary design and the design of construction drawings for the second Shaanxi-Beijing gas pipeline will be completed. Construction will commence on the controlling works for the Yellow River Tunnel and the Daliang Tunnel and preparations is expected to be completed for the commencement of work on the entire pipeline.

FOR ITS OVERSEAS BUSINESS, the Company will continue to achieve active and stable growth by actively seeking new opportunities to expand while overseeing the operations of existing overseas projects.

Looking forward, the Company will continue to strive to develop its core businesses and give top priority to resources exploration. It will strive to increase reserves and output of oil and gas, realise a positive cycle of resource substitution and speed up the growth in its natural gas business. The Company intends to enhance the structural adjustment and the construction of the marketing network, increase its market share and steadily increase its profitability. The Company will also assume an active role in the competition in the international market for oil and gas resources, speed up the expansion of its overseas business and strive to achieve a new and bigger break-through in the development of new areas.

The Company's management will persist in enhancing the Company's value and strive to maximise benefits and value for its shareholders. It intends to put substantial efforts into technological innovation and management innovation and promote the continuous, effective and speedy development of the Company.


INTERIM DIVIDEND

The Board was authorised by the shareholders to consider and approve the payment of an interim dividend for 2003 at the shareholders' meeting held on May 28, 2003. The Board has resolved to pay an interim dividend of RMB0.098841 per share (inclusive of applicable tax) for the six months ended June 30, 2003. The payment shall be made to shareholders whose names appear on the register of members of the Company at the close of business on September 16, 2003. In accordance with Article 39 of the Company's articles of association, no transfer of shares shall be registered in the register of members five days before the record date for the Company's distribution of dividends. The register of members will be closed from September 11, 2003 to September 16, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents must be lodged together with the relevant share certificates at the Hong Kong Registrars Limited, Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4 p.m. on September 10, 2003.

Details of the payment of the interim dividend for the six months ended June 30, 2003 are as follows:

(1) According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in the local currency of the place of listing. Dividends payable to holders of H shares this time shall be paid in Hong Kong dollars and the following formula shall apply:

Conversion rate for =                   Dividend per share in RMB
dividend per share        ----------------------------------------------------------
(RMB to Hong Kong         Average of the closing exchange rates for RMB to Hong Kong
dollar)                   dollar as announced by the People's Bank of China for the
                            week prior to the declaration of the interim dividend

     For the purpose of calculating the Hong Kong dollar equivalent of the amount of interim dividend payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to the declaration of the interim dividend is RMB1.0609 = HK$1.00. Accordingly, the amount of interim dividend which will be payable per H share of the Company is HK$0.093167.

(2) The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the interim dividend declared pending payment to the holders of H shares.

     Such interim dividend will be paid by the Receiving Agent on or about October 8, 2003.


SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2003 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at June 30, 2003, the share capital structure of the Company was as follows:

                                NUMBER OF SHARES AS AT     PERCENTAGE OF THE TOTAL NUMBER OF SHARES IN
SHARES                                   JUNE 30, 2003                   ISSUE AS AT JUNE 30, 2003 (%)
------                          ----------------------     -------------------------------------------
State-owned shares                     158,241,758,000                                              90
Foreign-invested shares (H
shares and ADSs)                        17,582,418,000                                              10
                                       ---------------                                             ---
Total                                  175,824,176,000                                             100
                                       ===============                                             ===


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company or any of its subsidiaries has not sold any other types of securities of the Company, nor has it repurchased or redeemed any of the securities of the Company during the six months ended June 30, 2003.


TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2003, the Company did not have any trust deposits or irrecoverable overdue time deposits.


INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2003, other than Zou Haifeng, a Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors or Supervisors had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) as recorded in the register required to be kept under section 352 of such Ordinance or as otherwise required to be notified by the Directors and Supervisors to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules.


OTHER DISCLOSURE

Apart from the above, other areas which are required to be disclosed under the requirements of paragraph 45(4)(b)(ii) of Appendix 16 to the Listing Rules, either have no material changes from the information disclosed in the annual report of the Group for the year ended December 31, 2002 or are considered not significant to the Group's operations. Therefore, no additional disclosure has been made in this announcement.


AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2003.


PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

The Company will submit to the HKSE and publish on the website of the HKSE (website: http://www.hkex.com.hk) all the information as required under paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules on or before September 9, 2003. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).
By Order of the Board
MA FUCAI
CHAIRMAN
Beijing, China
August 27, 2003

                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: August 28, 2003                      By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary